Exhibit 99.1



                                                 UNILAB  CORPORATION
                                                 (AMEX:ULB)
                                                 18448 Oxnard Street
                                                 Tarzana, CA 91356
                                                 www.Unilab.com

                                                 For Further Information:
                                                 Richard A. Michaelson
                                                 Phone: (818) 758-6607
                                                 e-mail: IR@Unilab.com

IMMEDIATE RELEASE
August 4, 1997


               UNILAB CORPORATION ANNOUNCES SECOND QUARTER RESULTS


TARZANA, CA, August 4, 1997 -- UNILAB Corporation (AMEX:ULB) announced today that net sales for the quarter ended June 30, 1997 increased to $54.0 million from $52.1 million in the same period last year. The Company reported net income for the second quarter of 1997 of $54 thousand or $0.00 per common share, compared to a net loss of $2.7 million, or $(0.07) per common share in the same period last year.

"Our second quarter results, which continue the prior quarter's improving trends, reflect Unilab's solid progress on our primary objectives of strengthening our pricing and improving our cost structure," said David Weavil, Chairman and Chief Executive Officer of Unilab. "The attention to detail and hard work of our dedicated employees is helping us meet the challenge of this demanding environment. Their efforts contributed to achieving the 75% increase in Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) to $5.9 million, from $3.4 million in the second quarter of last year, and putting us `in the black' for the first time in almost two years."

As it had done in the first quarter of this year, Unilab again reported record sales and record specimen volume in the second quarter, testing approximately 10% more patients than it did in the second quarter of last year. Average pricing, though down by approximately 5% from prior year level, was approximately the same as the first quarter of 1997, the best quarter to quarter comparison in over a year.

"We also continued to make encouraging progress on the cost front," added Mr. Weavil, "not just in performing more testing without adding to our cost infrastructure, but in reducing our absolute expense levels in important, controllable areas. Key operating expenses, particularly staffing, have steadily been reduced during the year, as we focus our resources on those service areas that our clients most value. Selling, general and administrative expense continued to tighten to under 16% of sales, which has steadily declined from the 20.9% it represented in the second quarter of 1996."

The Company's cash position at the end of the second quarter was $8.5 million, reflecting strong receivables collections that further reduced the number of days sales outstanding (DSO), a measure of billing and collection efficiency, to 67 days, a reduction of one day from the previous quarter, and the fourth consecutive quarter of improved DSO.

For the first half of 1997, Unilab reported a net loss of $1.1 million, or $(0.03) per common share on sales of $107.1 million. For the prior year, the company had a net loss, excluding a first quarter $3.5 million extraordinary charge, of $4.6 million, or ($0.12) per common share, on sales of $103.6 million. EBITDA for the first six months of 1997 was $10.5 million, compared to $6.7 million in the first half of 1996.

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 200 regional service and testing facilities located throughout the state.


- tables to follow -

                               Unilab Corporation
                      Consolidated Statement of Operations
                  (amounts in thousands, except per share data)
                                            Three months ended 6/30,  Six months ended 6/30,
                                                  1997        1996        1997        1996
Revenue ....................................   $ 54,027    $ 52,058    $ 107,060    $ 103,599

Direct Laboratory and Field Expenses:
    Salaries, Wages and Benefits ...........     17,352      17,291       35,172       34,896
    Supplies ...............................      7,616       7,152       15,167       13,752
    Other Operating Expenses ...............     14,593      13,366       28,575       26,399
                                               --------    --------    ---------    ---------
                                                 39,561      37,809       78,914       75,047
                                               --------    --------    ---------    ---------

Amortization and Depreciation ..............      2,312       2,905        4,465        5,724
Selling, General and Administrative Expenses      8,539      10,871       17,694       21,855
                                               --------    --------    ---------    ---------

    Total Operating Expenses ...............     50,412      51,585      101,073      102,626

Operating Income ...........................      3,615         473        5,987          973

Other Income (Expenses)
    Interest Expense, net ..................     (3,561)     (3,159)      (7,068)      (5,549)

Income (Loss) Before Income Taxes and
    Extraordinary Item .....................         54      (2,686)      (1,081)      (4,576)

Extraordinary Item - Loss on Early
Extinguishment of Debt .....................       --          --           --          3,451
                                               --------    --------    ---------    ---------

Net Income (Loss) ..........................         54      (2,686)      (1,081)      (8,027)

Preferred Stock Dividends ..................         36          36           72           72
                                               --------    --------    ---------    ---------

Net Income (Loss) Available to Common
   Stockholders ............................   $     18    ($ 2,722)   ($  1,153)   ($  8,099)

Net Income (Loss) per Share:
Income (Loss) Before Extraordinary Item ....   $   0.00    ($  0.07)   ($   0.03)   ($   0.12)
Extraordinary Item .........................       --          --           --      ($   0.10)
Net Income (Loss) ..........................   $   0.00    ($  0.07)   ($   0.03)   ($   0.22)

Weighted Average Common
Shares Outstanding .........................     40,221      36,666       39,512       36,610

EBITDA, excluding extraordinary item .......   $  5,927    $  3,378    $  10,452    $   6,697

                               Unilab Corporation
                           Consolidated Balance Sheet
                             (amounts in thousands)
                                                          June 30     December 31,
                                                            1997         1996
Cash, Restricted Cash and Cash Equivalents ............. $  8,466     $ 13,080
Accounts Receivable, net ..................................40,312       37,279
Other Current Assets .......................................4,413        4,306
                                                         ---------    ---------
     Total Current Assets .................................53,191       54,665


Fixed Assets, net .........................................15,575       17,264


Goodwill and Other Intangible Assets ......................46,904       48,038


Other Assets ...............................................6,658        5,952
                                                         ---------    ---------


Total Assets ........................................... $122,328     $125,919
                                                         ---------    ---------


Total Current Liabilities .................................27,466       29,752


Long-Term Debt, net of current portion ...................125,138      126,120
Other Liabilities ..........................................4,076        4,735


Total Shareholders' Deficit ..............................(34,352)     (34,688)
                                                         ---------    ---------


Total Liabilities and Shareholders' Deficit ............ $122,328    $ 125,919
                                                         --------     --------